SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549                 CERTIFICATE
In the Matter of                        OF
Cinergy Corp. et al.                    NOTIFICATION
File No.  70-8767

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its order dated February 20, 1996 (Rel. No. 35-26474), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1. Enclosed herewith as Exhibit A are an unaudited balance sheet and income statement of Cinergy Cooling Corp. ("CoolCo") as of and for the calendar quarterly period ended March 31, 1997 ("First Quarter").

2.   Summary of business activities during First Quarter:

     (a) Construction. The central plant, located at 4th and Walnut Streets in downtown Cincinnati, went into service on April 1, 1997. Construction for three blocks of distribution piping is scheduled to be completed by the end of May. Construction of additional distribution piping will be contingent on customers. Additional construction of the plant is scheduled for the first quarter of 1998.

     (b) Marketing & Sales. Four buildings have signed contracts for chilled water service. A verbal commitment has been made for two additional buildings. The existing installed capacity has been committed to customers. Additional sales will come from future plant expansion.

3.   Summary of financing activities during First Quarter:

     (a) Investments made a series of open-account advances to CoolCo totaling approximately $4,925,845 bearing interest at annual interest rates between 5 and 6%.

4. Summary of services received by CoolCo during First Quarter from Cinergy Services, identifying each service by function and the aggregate cost thereof charged to CoolCo:

     (a)  listing of services provided by Cinergy Services:

          (i) legal and executive (including engineering and construction management)

    (b) total dollar amount of services provided:

         (i)  $331,000

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                        S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 29, 1997

                                   CINERGY SERVICES, INC.



                                   By:/s/William L. Sheafer
                                   Vice President and Treasurer